

August 21, 2012

Haruyuki Urata
Chief Financial Officer
Orix Corporation
Mita NN Building
4-1-23 Shiba, Minato-ku
Tokyo 108-0014, Japan

> **Re:** **Orix Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2012**
> **Filed June 27, 2012**
> **File No. 001-14856**

Dear Mr. Urata:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2012

Item 3. Key Information, page 1

Risk Factors, page 4

1. We note your discussion of the limitations on distributions beginning on page 130. Please include a risk factor discussing these limitations and the potential consequences.

Dispositions of shares may adversely affect market prices for our shares, page 6

2. Please expand the risk factor discussion to disclose how many shareholders are the beneficial owners of more than five percent of the outstanding shares.

Enactment of, or changes in, laws, regulations, and accounting standards may affect our business activities, financial condition and results of operations, page 10

3.	We note your statement that changes in laws and regulations may affect the way you do business, the products you offer and your customers, borrowers, invested companies and funding sources. Please expand your discussing to identify any recently enacted legislation and pending legislation and regulations expected to have a material impact on you, your operations, or your customers, borrowers, investors or funding sources and discuss the potential impact of the legislation on the parties expected to be impacted.

Item 5. Operating and Financial Review and Prospects, page 31

Liquidity and Capital Resources, page 86

4.	It appears that you generally manage liquidity risk on a global basis at a consolidated level. Please tell us, and disclose in future filings, if, and if so how, you manage liquidity separately at your foreign and domestic non-bank and bank subsidiaries. As part of your revised disclosures, please provide further quantitative discussion of any liquidity metrics you may monitor at these different entities.

Risk Management, page 98

5.	Please expand your disclosure to explain how risk related information is communicated to senior level executives and the board of directors. In expanding your disclosure, it may be helpful to include the following information:

- Is Risk Management Headquarters an office that monitors and assesses risk at the corporate level? Does this office report directly to the board of directors;
- Does each business unit have a risk office who reports to Risk Management Headquarters;
- You have described Risk Management Headquarters role in credit risk management and legal risk management. Is this group involved in managing market risk, business risk and risks relating to fund procurement;
- In several instances you state that information is monitored or analyzed, please clarify who the results of the analysis and/or monitoring is reported to and under what circumstances. For example, is information communicated on a quarterly basis or is it reported if guidelines are breached.

Market Risk Management, page 100

6.	We note you monitor risks in your portfolio by quantifying the risks based on market fluctuations and defining acceptable risk levels and that risks are quantified based on statistical methods including basis point value, slope point value, value at risk, qualitative scenario analyses, stress tests and sensitivity analyses. Please address the following in your future filings with respect to your use of these statistical methods:

- Provide quantitative disclosure of the outputs of those methods you use to monitor risks in your portfolio;
- Discuss the objectives and limitations of each method and provide context as to how investors should view the outputs;
- Discuss the inputs and assumptions used in your models; and
- Discuss any internal policies regarding limits of the outputs. In this regard, discuss any known breaches of internal limits for the modeled outputs and address your procedures for addressing such breaches.

Item 6. Directors, Senior Management and Employees, page 106

Compensation Policy for Executive Officers, page 110

7.   Please provide more information about the shares component of compensation. Your discussion should address, but not be limited to, the following:

- What are your "prescribed standards" for the shares component?
- Are the standards set for individuals or at the corporate level?
- The shares component appears to include a payment at the time of retirement that that officers and directors must use to purchase shares at the time of the individual's retirement. Are the officers and directors required to hold these shares for any specific length of time following their retirement?
- Do the points each executive has accumulated count toward the established ownership guidelines?
- Please explain what happens to the points if the officer's or director's employment terminates for reasons other than retirement, either a voluntary or involuntary retirement.

Item 7. Major Shareholders and Related Party Transactions 123

Related Party Transactions, page 124

8.   We note your statement that you conduct your business with related parties in the normal course and on terms equivalent to those that would exist if they did not have equity holdings in your company, if they were not key management personnel, or if you did not have significant influence over them. Additionally, we note that you have no interest loans outstanding with Narutaki Senior Community Corporation, Venrich Co. and MU Planning Corporation. Please tell us the circumstances under which you make no interest loans to unrelated parties.

Item 9. The Offer and Listing, page 126

9.   Please indicate whether your stock is included in the Nikkei Stock Average. If it is not, please clarify the significance of the Nikkei Stock Average to your company.

Notes to Consolidated Financial Statements

Note 1 – Significant Accounting and Reporting Policies, page F-13

(2) Recognition of revenues for operating leases, page F-15

Non-accrual policy, page F-15

10.   We note from your disclosure on page F-16 that non-accrual loans and lease receivables return to accrual status when it is certain that you will be able to collect all amounts according to the contractual terms of the loans, as evidenced by continual payments from the debtors. To enhance your disclosure in future filings, please discuss the length of time that payment from the debtor must be received in order for management to conclude that the company is collecting all amounts in accordance to the contractual terms of the loan.

Note 5 – Investments in Direct Financing Leases, page F-41

11.   Please tell us how you have complied with the disclosure requirement in ASC 840-30-50-4(a)(1) as it requires you to disclose separate deductions for executory costs and the accumulated allowance for uncollectible minimum lease payments when presenting the calculation of future minimum lease payments to be received.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or Hugh West, Accounting Branch Chief at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director